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August 15, 2023

United States Securities and Exchange Commission (the “Commission”)

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Stickel and Susan Block

Re:	AGBA Group Holding Limited Amendment No. 2 to Registration Statement on Form S-1 Filed on May 26, 2023 File No. 333-271456

Dear Mr. Stickel and Ms. Block:

On behalf of our client, AGBA Group Holding Ltd. (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Amendment No. 2 to Registration Statement on Form S-1 filed on August 8, 2023, (the “Registration Statement”) contained in the Staff’s letter dated August 11, 2023 (the “Comment Letter”).

The Company has publicly filed an amendment No. 3 to registration statement on Form S-1 (the “Amendment”) accompanying this response letter, which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Registration Statement. Terms not otherwise defined herein have the meanings given to them in the Amendment.

Amendment No. 2 to Form S-1 filed August 8, 2023

General

1.	Your response to prior comment 1 indicates that you have removed the shares to be resold by TAG from your registration statement. We note, however, that footnote 1 to your beneficial ownership table at page 120 states that “TAG may sell up to 2,032,383 of its AGBA Shares” under the registration statement. Please remove this language. Further, while the prospectus cover page no longer references the 10 million shares that TAG planned to resell, it appears that the size of the resale offering decreased by fewer than 10 million shares. Please revise the cover page and elsewhere, as appropriate, to address this apparent inconsistency.

Response: The Company respectively acknowledges the Staff’s comment and has amended the disclosures on pages 9 and 120. The Company advises and clarifies that, the size of the resale offering decreased by 10 million shares while the shares to be resold by the Selling Shareholder did not decrease by 10 million because in addition to the removal of shares to be resold by TAG, the Company included Maxim in the definition of the “Selling Shareholder” in Amendment No. 2 to Form S-1. As a result, the total number of AGBA shares available for resale by the Selling Shareholders is 5,360,347, which reflects a decrease of 10,000,000 shares designated for sale by TAG and an increase of 441,600 shares available for resale by Maxim upon the exercise of its UPO.

Please do not hesitate to contact Lawrence Venick at (310) 728-5129 or Ted Paraskevas at (917) 974-3190 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Lawrence Venick
Lawrence Venick

cc: Mr. Desmond Shu Pei Huang